Exhibit 99.1

Battle Mountain Gold Inc.

Condensed Consolidated Interim Financial Statements

Three and six months ended April 30, 2016

Expressed in Canadian Dollars

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Battle Mountain Gold Inc. (the “Company”) have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	April 30,	October 31,
	2016	2015

ASSETS

Current Assets
Cash	$26,925	$96,529
Marketable securities	578	578
Prepaids	7,598	24,017
Receivables (Note 3)	3,262	12,220

Total current assets	38,363	133,344

Non-Current Assets
Exploration and evaluation assets (Note 4)	3,474,803	3,329,753

Total Assets	$3,513,166	$3,463,097

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Trade and other payables (Note 5)	$255,680	$101,685
Loans payable (Note 7)	152,799	-

Total current liabilities	408,479	101,685

Shareholders’ Equity
Share capital (Note 6)	4,400,474	4,400,474
Share-based payment reserves (Note 6)	417,485	417,485
Accumulated other comprehensive income	1,095	1,979
Deficit	(1,714,367)	(1,458,526)

Total shareholders’ equity	3,104,687	3,361,412

Total Liabilities and Shareholders’ Equity	$3,513,166	$3,463,097

Nature of business and continuance of operations (Note 1)
Subsequent events (Note 9)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on June 23, 2016

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
For the three and six months ended April 30, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	April 30,	April 30,	April 30,	April 30,
	2016	2015	2016	2015

EXPENSES
Accounting and audit	$12,795	$20,940	$26,790	$36,946
Consulting	30,625	-	59,906	-
Filing fees	11,854	8,584	16,437	14,322
Insurance	4,733	4,344	9,465	8,688
Interest	1,877	1,463	2,799	3,107
Legal fees	5,340	12,715	5,525	24,206
Office and rent	3,054	2,386	7,317	9,670
Public relations	5,814	8,532	8,170	9,756
Salaries and benefits	85,276	45,314	116,372	77,119
Travel	6,964	1,481	6,964	5,798

	(168,332)	(105,759)	(259,745)	(189,612)
OTHER INCOME (EXPENSES)
Foreign exchange gain / (loss)	2,733	(1,182)	3,904	(3,316)
	-	59	-	59

Loss for the period	$(165,599)	$(106,882)	$(255,841)	$(192,869)

Other comprehensive loss
Effect of exchange rate fluctuation	-	-	(884)	-
Unrealized loss on marketable securities	-	289	-	(578)

Total comprehensive loss	$(165,599)	$(106,593)	$(256,725)	$(193,447)

Basic and diluted loss per common share	$(0.00)	$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding	36,189,096	29,308,817	36,189,096	28,540,128

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three and six months ended April 30, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

		Share Capital
					Accumulated other
	Number of			Share-based	comprehensive income
	Shares	Amount	Warrants	payment reserves	(loss)	Deficit	Total

Balance at October 31, 2014	26,461,386	$3,262,874	$13,700	$301,011	$3,135	$(909,274)	2,671,446
Shares issued for exploration and evaluation assets	500,000	50,000	-	-	-	-	50,000
Shares issued for cash	2,575,000	257,500	-	-	-	-	257,500
Share issue costs	-	(2,400)	-	-	-	-	(2,400)
Share issued as finders' fee	109,500
Loss for the period	-	-	-	-	-	(192,869)	(192,869)
Other comprehensive loss for the period	-	-	-	-	(578)	-	(578)
Balance at April 30, 2015	29,645,886	3,567,974	13,700	301,011	2,557	(1,102,143)	2,783,099

Balance at October 31, 2015	36,189,086	$4,400,474	$-	$417,485	$1,979	$(1,458,526)	$3,361,412

Loss for the period	-	-	-	-	-	(255,841)	(255,841)
Other comprehensive loss for the period	-	-	-	-	(884)	-	(884)

Balance at January 31, 2016	36,189,086	$4,400,474	$-	$417,485	$1,095	$(1,714,367)	$3,104,687

BATTLE MOUNTAIN GOLD INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the six months ended April 30, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

	Six months ended	Six months ended
	April 30,	April 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(255,841)	$(192,869)
Items not affecting cash:
Interest expense	2,799	3,107

Changes in non-cash working capital items:
Prepaids and receivables	25,376	37,353
Trade and other payables	154,744	26,340

Net cash used in operating activities	(72,922)	(126,069)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation assets	(145,798)	(172,521)

Net cash used in investing activities	(145,798)	(172,521)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance	-	257,500
Share issuance costs	-	(2,400)
Loans received	150,000	-

Net cash from financing activities	150,000	255,100

Effect of exchange rate fluctuation	(884)	-

Change in cash	(69,604)	(43,490)
Cash, beginning of period	96,529	85,303

Cash, end of period	$26,925	$41,813

Cash paid for interest	$-	$-
Cash paid for tax	$-	$-

Non-cash investing and financing activities
Exploration and evaluation assets incurred through accounts payable and accruals	$30,365	$-
Shares issued as finder’s fees	$-	$10,950
Shares issued for acquisition of exploration and evaluation assets	$-	$50,000
Unrealized loss on marketable securities through AOCI	$-	$867

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three and Six Months Ended April 30, 2016 and 2015

1. NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Battle Mountain Gold Inc. (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to fund future exploration and development of economically recoverable reserves or potential business acquisitions, securing and maintaining title and beneficial interest in the properties and attaining future profitable production. At April 30, 2016 the Company had cash of $26,925 and negative working capital of $370,116. The private placement financing with gross proceeds of $5,768,502 set out in Note 9 Subsequent events removes any current doubts about the Company’s ability to continue as a going concern; such doubts have been set out in our previous financial statements for several recent reporting dates.

2. SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC") applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting. The condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the annual financial statements for the year ended October 31, 2015, which were prepared in accordance with IFRS as issued by the IASB.

(b)	Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Basis of Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc. and of the former Madison Minerals Inc. and its wholly owned subsidiaries, Madison Enterprises (Nevada) Inc., a U.S. corporation, and Madison Enterprises (BVI) Inc., an inactive British Virgin Islands corporation. Madison Enterprises (BVI) Inc. is in the process of being wound down and the outcome of this winding down, when complete, is not expected to have any impact on the consolidated financial statements.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three and Six Months Ended April 30, 2016 and 2015

3. RECEIVABLES

	April 30, 2016	October 31, 2015
Goods and services tax recoverable	$2,580	$1,445
Other receivables	682	10,775

Receivables	$3,262	$12,220

4. EXPLORATION AND EVALUATION ASSETS

(a) Lewis Gold Project

(i) Interest of BMG Mining Inc. (“BMG”)

BMG entered into an option agreement dated March 13, 2013, amended October 23, 2013, March 10, 2014 and March 23, 2015, with Nevada Royalty Corporation (“NRC”) for an exclusive option to acquire NRC’s 40% right, title and interest in a joint venture which holds mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the "Lewis Gold Project").

To exercise this option, the Company must make cash payments and issue Common Shares to NRC pursuant to the amended agreements as follows:

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 Common Shares (issued)
September 13, 2013	$50,000 (paid)
March 31, 2015		500,000 common shares (issued)
October 31, 2015		500,000 common shares (issued)
April 13, 2017	$1,550,000 *

* At the sole discretion and option of the Company, this payment of $1,550,000 may be made in either cash or in common shares of the Company, at a share price equal to the lesser of the market price and $0.35 per share. The April 13, 2017 due date is subject to being accelerated to the date which occurs 10 days following the closing of any financing or financings that result in the Company having raised an aggregate total of more than $10,000,000.

(ii) Interest of the former Madison Minerals Inc. (“Madison”)

Pursuant to a series of agreements dating from 2002, Madison holds clear title, subject to the royalty agreement described below, to the other 60% interest in the joint venture, described above, which holds the Lewis Gold Project. All previous exploration and evaluation expenditures incurred by Madison have been charged to operations.

(iii) Royalty provisions

The Lewis Gold Project, prior to the agreement set out in Note 9 Subsequent events, was burdened by royalties on gross production in favour of Clover Nevada LLC (“CN”) of 5.0% in respect of gold and silver and 4.0% in respect of other metals. As set out in Note 9, the royalty burden in respect of gold and silver has subsequently been altered to a net smelter returns royalty (as defined in the amending agreement) of 3.5%.

The royalty burdens provide for an advance minimum royalty payment of USD$60,000 per annum, payable each December, subject to annual price-index-based escalation, which may be credited against future production royalties. During the first fiscal quarter the Company made its annual advance payment for the 2015-2016 royalty year of USD $81,146 translated as $113,208.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three and Six Months Ended April 30, 2016 and 2015

4. EXPLORATION AND EVALUATION ASSETS (continued)

(b) Summary by Project	Total

Balance at October 31, 2014	$2,766,082
Acquisition costs
Shares issued	132,500
Exploration costs
Claim maintenance	164,618
Field expenses	266,553
Balance at October 31, 2015	$3,329,753
Exploration costs
Claim maintenance	115,599
Field expenses	29,451
Balance at April 30, 2016	$3,474,803

5. TRADE AND OTHER PAYABLES

	April 30, 2016	October 31, 2015
Trade accounts payable	$133,503	$62,966
Accrued payables	122,177	38,719

Trade and other payables	$255,680	$101,685

6. SHARE CAPITAL

(a) Share capital

Authorized: an unlimited number of common shares with no par value. Issued: 36,189,086 common shares.

Note 9 Subsequent events sets out certain material additional share issuances subsequent to April 30, 2016.

(b) Warrants

The Company has warrants outstanding for the purchase of common shares as follows:

Number	Exercise Price	Remaining Life (Years)	Expiry Date
1,000,000	$0.20	0.90	December 17, 2016
287,500	$0.20	0.90	December 23, 2016
3,021,600	$0.25	1.50	July 17, 2017
2,000,000	$0.15	2.10	March 21, 2018
6,309,100

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three and Six Months Ended April 30, 2016 and 2015

6. SHARE CAPITAL (continued)

(b) Warrants (cont’d)

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average
		Exercise Price

Outstanding at October 31, 2014	2,250,000	$0.20
Issued	4,309,100	0.24
Expired or cancelled	(250,000)	0.64
Outstanding and exercisable at October 31, 2015 and April 30, 2016	6,309,100	$0.21

Note 9 Subsequent events sets out a material additional warrant issuance subsequent to April 30, 2016.

(c) Stock options

The Company has a rolling stock options plan (the “Options Plan”) that authorizes the Board of Directors to grant incentive stock options to directors, officers, employees and consultants, whereby a maximum of 10% of the issued common shares may be reserved for issuance. The exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted will have a term not to exceed five years and are subject to vesting provisions as determined by the Board.

At April 30, 2016 the Company had options for the acquisition of up to 2,260,000 common shares outstanding to directors, officers, employees and consultants as outlined below:

Number	Exercise Price	Expiry Date
1,550,000	$0.25	August 14, 2019
590,000	$0.16	May 25, 2020
120,000	$0.125	July 21, 2020
2,260,000

Stock option transactions are summarized as follows:

	Number of Stock	Weighted Average
	Options	Exercise Price

Outstanding at October 31, 2014	1,550,000	$0.25
Granted	710,000	0.15
Outstanding and exercisable at October 31, 2015 and April 30, 2016	2,260,000	$0.22

Note 9 Subsequent events sets out certain additional option grants subsequent to April 30, 2016.

(d) Escrow conditions

As a component of a business combination transaction completed in May 2014 the Exchange imposed escrow restrictions on a total of 6,253,397 issued shares as follows: 1,753,397 shares to be released in various tranches over a 36-month period ending May 14, 2017 and 4,500,000 shares were released after a four-month period ending September 14, 2014. At April 30, 2016 escrow conditions continued in effect for a total of 1,051,530 issued shares.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three and Six Months Ended April 30, 2016 and 2015

7. RELATED PARTY BALANCES AND TRANSACTIONS

The key management personnel of the Company are the Directors, the Chief Executive Officer and the Chief Financial Officer.

(a) Compensation of Officers and Directors

During the six months ended April 30, 2016 and 2015, the Company paid or accrued the following:

	April 30, 2016	April 30, 2015

Director fees [1]	$6,000	$4,500
Geological consulting [2]	12,796	9,800
Senior officers [1]	78,400	47,800

	$97,196	$62,100

1 Charged to salaries and benefits
2 Included in field expenses of $29,451 (2015-$266,533) set out in Note 4

(b) Transactions and Balances with Related Corporations

Included in trade and other payables is $113,697 (October 31, 2015 – $24,279) due to related parties.

(c) Loans from Related Parties

In December 2015, the Company borrowed a total of $110,000 by way of short term loans from three lenders, two of whom were senior officers of the Company who lent a total of $60,000. In March 2016, the Company borrowed an additional amount of $40,000, being $20,000 from each of two lenders, one of whom is a senior officer and director. The loans were unsecured, bore simple interest at 6% per annum, and were due on demand provided that proceeds of future equity financings were to have reached the aggregate amount of $400,000 or greater. Subsequent to April 30, 2016 the entire loan balances totaling $150,000 plus accrued interest were paid in full to the lenders.

8. FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of risks related to financial instruments. The Board approves and monitors the risk management processes. The principal types of risk exposure and the way in which they are managed are as follows:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at April 30, 2016 the Company had a negative working capital of $370,116 (October 31, 2015 – a positive working capital of $31,659). The private placements in May 2016 set out in Note 9 Subsequent events relieved current concerns about this form of risk.

Foreign exchange risk

The Company’s functional currency is the Canadian dollar. There is a foreign exchange risk to the Company as its exploration and evaluation property interests and resulting future commitments are located in the United States. The U.S. dollar translation rate has in recent periods experienced considerable volatility. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company has a policy of not engaging in hedging activities to address this foreign currency risk.

BATTLE MOUNTAIN GOLD INC.
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
For the Three and Six Months Ended April 30, 2016 and 2015

9. SUBSEQUENT EVENTS

(a) Private placements of shares and warrants

On May 6, 2016 the Company closed a non-brokered private placement of shares and units for total gross proceeds of $5,768,502. The company issued 6,000,000 shares and 10,481,435 units all priced at $0.35 per share or unit. Each unit had one-half a share purchase warrant exercisable at the price of $0.37 per share for a two year term ending May 6, 2018.A total of 5,240,717warrants were issued. Finders’ fees totaling $105,000 were paid in respect of the placement of 6,000,000 shares.

As a provision of the placements the Company agreed it would not issue any additional shares at a price below $0.35 per share for a period of six months.

(b) Discharge of liabilities

Subsequent to April 30, 2016 the Company paid in full its trade and other payables totaling $255,680 as set out on the statement of financial position and in Note 5, with the exception of $17,360 of current period accrued liabilities which were not due. The Company also paid in full its loans payable set out on the statement of financial position including accrued interest of $2,799 as at April 30, 2016.

(c) Proposed buydown of royalty

On June 10, 2016 the Company and other parties entered into an agreement with Clover Nevada LLC (“CN”) the arm’s length holder of the royalty on gold and silver production from the Lewis Gold Project whereby that royalty was reduced from a 5.0% gross production royalty to a 3.5% net smelter return royalty. Gold Standard Ventures Corp. (“GSV”) the subscriber to the 10,481,435 units set out in Note 9(a) above agreed to pay CN the amount of USD $1,850,000 which has been translated as CAD $2,355,235. The Company has agreed to reimburse GSV for its outlay of $2,355,235 by i) accepting the exercise by GSV of its 5,240,717 warrants for total proceeds of $1,939,065 and ii) settling a further $416,170 by the issue of 885,468 shares of the Company at the price of $0.47 per share (the “Further Share Issue”). As a result of its share subscription set out in Note 9(a) above GSV became a 19.9 percent shareholder of the Company. Upon the exercise of its warrants and the Further Share Issue described herein, GSV shall become a 28.25 per cent shareholder of the Company. Certain aspects of these transactions remain subject to regulatory acceptance.

(d) Grants of incentive stock options

On June 18, 2016 the Company made grants of incentive stock options exercisable in respect of a total of 1,954,000 shares at the price of $0.60 per share for a five year term ending June 18, 2021. Of these grants, 1,225,000 were to directors and senior officers.

Battle Mountain Gold Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED APRIL 30, 2016

INTERIM MD&A – QUARTERLY HIGHLIGHTS1

Introduction

Battle Mountain Gold Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “BMG” and on the U.S. OTC Pink Sheet market under the symbol “BMTNF”. Battle Mountain’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada. This management discussion and analysis related to the Company’s financial statements as at April 30, 2016 and for the three and six months then ended (the “Interim Financial Statements”) and should be read together with those statements.

This MD&A is dated June 23, 2016 and discloses specified information up to that date. Battle Mountain is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are expressed in Canadian dollars. Throughout this report we refer from time to time to “Battle Mountain”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Battle Mountain Gold Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statements” on the last page of this document.

Battle Mountain is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. Our focus and sole property is the Lewis Gold Project.

Quarterly Highlights

Private placement and discharge of liabilities subsequent to April 30, 2016

Notes 9(a) and 9(b) set out a highly material private placement transaction which closed on May 6, 2016 with gross cash proceeds of $5.768 million, proceeds which then allowed the discharge of virtually all of the Company’s liabilities. The analyses of our financial condition, financial performance and cash flows which follow below should be read in the context of this very large addition to our cash resources and reduction in our liabilities.

Analysis of Financial Condition

The Company ended the fiscal year to date period with total assets of $3.513 million compared to $3.463 million at the beginning of the fiscal year This increase of approximately $50,000 was made up of an increase of $145,000 in our investment in the Lewis Gold Project as set out in Note 4(b) to the Interim Financial Statements and a reduction in current assets of $95,000. The principal element in the reduction in current assets was a $70,000 reduction in cash as set out in the Statement of Cash Flows.

We increased our current liabilities by some $307,000, made up of a $154,000 increase in trade and other payables – which include accrued amounts – and $150,000 in new short term loans as set out in Note 7(c). At the period end we had a working capital deficiency of approximately $370,000, compared to positive working capital of $32,000 at the beginning of the fiscal year. Our trade and other payables are set out in Note 5 which shows the $154,000 increase to be made up of $70,000 in trade AP and $84,000 in accrued liabilities. Clearly, however, the cash proceeds from the May 2016 private placement has allowed the complete payment of all liabilities due and payable.

At the date of this report we are very strongly funded in cash resources (including short term investment instruments which are cash equivalents) sufficient to fully fund our planned drilling programs scheduled for late summer, as set out in with our most recent technical news release dated June 18, 20162.

Analysis of Financial Performance

Our expenses in the fiscal quarter totaled some $168,000 compared to $106,000 in the corresponding quarter in the prior fiscal year – an increase of some $62,000 or 59%. The principal cost centres showing increases are those of Consulting and Salaries and benefits, and the principal decrease was in Legal fees. Consulting was a $31,000 cost in the 2016 second

[1] This filing is made using the option provided by Part 2.2.1 of NI51-102-F1 to provide Quarterly Highlights. This is the Company’s first filing of an interim MD&A using the Part 2.2.1 option.
[2] This technical news release is viewable on SEDAR and on our website www.battlemtngold.com in the section INVESTOR INFO/PRESS RELEASES.

Battle Mountain Gold Inc.
Six months ended April 30, 2016
Management Discussion and Analysis
Page 2 of 3

fiscal quarter which did not occur at all in the 2015 second quarter. Salaries and benefits were $85,000 in the 2016 second quarter versus $45,000 in the 2015 quarter. This increase is predominantly based on a $30,000 accrual made in the second quarter but covering the first and the second quarters for the salary of the CEO who was unpaid in the prior year. Legal fees diminished with much reduced need for outside legal advice in the current fiscal year.

Our expenses in the fiscal year-to-date totaled some $260,000 compared to $190,000 in the corresponding period in the prior fiscal year – an increase of some $70,000 or 37%. The principal cost centres showing increases are those of Consulting and Salaries and benefits, and the principal decreases were in Legal fees and in Accounting and audit expense. Consulting was a $60,000 cost in the 2016 year-to-date period which did not occur at all in the corresponding 2015 period. Salaries and benefits were $116,000 in the 2016 year-to-date period versus $77,000 in the corresponding 2015 period. This increase is predominantly based on the same $30,000 accrual made in the second quarter but covering the first and the second quarters for the salary of the CEO who was unpaid in the prior year. Legal fees diminished with much reduced need for outside legal advice in the current fiscal year and Accounting and audit expense was lower arising from reductions in our accrual for estimated audit costs and in third party accounting and bookkeeping costs.

Analysis of Cash Flows

The statement of cash flows sets out a net drawdown of cash in the year-to-date period of some $70,000. Cash resources were increased by the December 2015 and March 2016 loans totaling $150,000 set out in Note 7(c), and were diminished by expenditures on the Lewis Gold Project of some $146,000 and by cash consumed for operations – essentially our general and administrative activities – of some $73,000. The drawdown of cash from our operating activities was significantly diminished by an increase in our trade and other payables of some $155,000.

Major Operating Milestones

During the first fiscal quarter, in December 2015 we made the annual advance royalty payment due to an underlying vendor of the Lewis Gold Project in the amount of USD $81,146 (translated as CAD $113,208). This payment covers the advance royalty until December 2016 when a similar payment will be required. The next major property maintenance payment is due in August 2016 in the amount of approximately USD $55,000.

We are ready to undertake a significant exploration program, including a planned 4,500 meters of diamond drilling, as set out in our June 2016 technical news release. The large private placement financing completed in May 2016 and set out in Note 9(a) to the Interim Financial Statements has provided us with abundant funding for this program and for the August 2016 tenure maintenance costs and the December 2016 advance royalty payment.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Interim Financial Statements, the private placement financing with gross proceeds of $5,768,502 set out in Note 9 Subsequent events removes any current doubts about the Company’s ability to continue as a going concern.

Liquidity

The private placement financing with gross proceeds of $5,768,502 set out in Note 9 Subsequent events has provided the Company with abundant liquidity for the fiscal year currently in progress and for the subsequent fiscal year.

Related Party Transactions

During the three months ended April 30, 2016, Battle Mountain paid or accrued salaries and benefits of $30,000 to Chet Idziszek, President, representing an accrual for the six month year-to-date period, and $30,550 to Ian Brown, Chief Financial Officer, for management services, and AUD $5,790 (recorded as CAD $5,974) to Steven Garwin, a director of the Company, for exploration consulting services. All amounts other than a total of $4,000 were deferred and constitute a portion of the Company’s accrued payables set out in Note 5. These amounts were paid out in May 2016. The Company also accrued at total of $6,000 for directors’ fees, being $3,000 to each of directors Garwin and Kornze, and representing six months November to April.

During the six months ended April 30, 2016, Battle Mountain paid or accrued salaries and benefits of $32,000 to Chet Idziszek, President, of which $30,000 was accrued in the second quarter, and $46,400 to Ian Brown, Chief Financial Officer, for management services, and AUD $13,100 (recorded as CAD $12,796) to Steven Garwin, a director of the Company, for exploration consulting services. All amounts other than a total of $4,000 were deferred and constitute a

Battle Mountain Gold Inc.
Six months ended April 30, 2016
Management Discussion and Analysis
Page 3 of 3

portion of the Company’s accrued payables set out in Note 5. These amounts were paid out in May 2016. The Company accrued a total of $6,000 for directors’ fees, being $3,000 to each of directors Garwin and Kornze, as set out in the preceding paragraph.

Risk Factors

Our Annual Management Discussion and Analysis, filed on SEDAR on February 26, 2016, sets out a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. We draw our readers’ attention to that disclosure of risk factors.

Statutory Disclosure

Important additional information about Battle Mountain, including prior financial statements, news releases, technical reports and material change reports, is available on the SEDAR website – www.sedar.com – under the Company’s profile.

Disclosure by venture issuer without significant revenue

The amount disclosed as “Field expenses” of $29,451 in Note 4(c) for the first fiscal quarter of 2016 consisted principally of geological consulting services. Analyses of the material components of Battle Mountain’s general and administrative expenses for the current fiscal year to date are provided in the financial statements to which this MD&A relates and in the section Analysis of Financial Performance on pages 1 and 2.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 36,189,096 were outstanding at April 30, 2016. At the date of this report 52,679,171 shares are outstanding, the increase being principally attributable to the private placement set out in Note 9(a).

At April 30, 2016 the Company had 2,260,000 incentive stock options outstanding as set out in Note 6(c) to the Interim Financial Statements. At the date of this report 4,214,000 options are outstanding, the increase arising from the grants set out on Note 9(d).

At April 30, 2016, as set out in Note 6(b) to the Interim Financial Statements, Battle Mountain had a total of 6,309,100 share purchase warrants outstanding. At the date of this report 11,541,177 warrants are outstanding, the increase being principally attributable to the private placement of units set out in Note 9(a).

Vancouver, British Columbia	ÐÑÐÑÐÑ	June 23, 2016

We recommend that users of this report read the Cautionary Statements following.

Cautionary Statements
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, related financing plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment, the scope of exploration programs, and statements about financings not yet arranged or completed. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, the capital markets, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Ian Brown, Chief Financial Officer of Battle Mountain Gold Inc. certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended April 30, 2016.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: June 28, 2016

“Ian Brown”
Ian Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Chet Idziszek, Chief Executive Officer of Battle Mountain Gold Inc. certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Battle Mountain Gold Inc. (the “issuer”) for the interim period ended April 30, 2016.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: June 28, 2016

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.